UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 000-30063 CUSIP No.: 04315D 40 0

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ARTISTdirect, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1601 Cloverfield Boulevard, Suite 400 South
Address of Principal Executive Office (Street and Number)

Santa Monica, California 90404-4082
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced in the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”)  on December 27, 2006, the Audit Committee of the Board of Directors (the “Audit Committee”) of the Registrant determined that the Registrant would need to restate the financial statements contained in its Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2005 and Quarterly Reports on Form 10-QSB or Form 10-QSB/A for the quarterly periods ended September 30, 2005, March 31, 2006, June 30, 2006 and September 30, 2006.  The determination was made by the Audit Committee following receipt by the Registrant of comments from the staff (the “Staff”) of the SEC, and following consultation with the Registrant’s senior management, financial advisors and independent registered public accounting firm.  The Staff advised the Registrant to consider EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”) and, in light of the guidance set forth in EITF 00-19, to further evaluate the accounting treatment of certain embedded derivatives contained in the outstanding subordinated debt securities issued by the Registrant in July 2005, as well as the accounting treatment of certain warrants also issued in July 2005.

The above referenced restated financial statements were filed with the SEC on April 19, 2007.  Due to these restatements and the related accounting issues, the Registrant has incurred a delay in assembling the information required to be included in its Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert N. Weingarten	(310)	956-3300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the recent restatement as described above, the Registrant is currently unable to provide a reasonable estimate of the change in results of operations for the quarter ended March 31, 2007 as compared to the quarter ended March 31, 2006.

ARTISTDIRECT, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2007	By:	/s/ ROBERT N. WEINGARTEN
Robert N. Weingarten
Chief Financial Officer